UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2026

Skyworks Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-05560	04-2302115
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5260 California Avenue
Irvine, CA 92617

(Address of principal executive office) (Zip Code)

(949) 231-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.25 per share	SWKS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Senior Notes

On August 10, 2026, Skyworks Solutions, Inc., a Delaware corporation (the “Company”), issued $800,000,000 5.000% Senior Notes due 2028 (the “2028 Notes”), $600,000,000 5.750% Senior Notes due 2032 (the “2032 Notes”) and $600,000,000 6.250% Senior Notes due 2036 (the “2036 Notes” and, collectively with the 2028 Notes and the 2032 Notes, the “Notes”), pursuant to the Company’s registration statement on Form S-3ASR (File No. 333-297918) filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2026. The Company intends to use the net proceeds received from the sale of the Notes, together with its existing cash and cash equivalents, to finance the cash consideration of approximately $3.00 billion for the Mergers (as defined below). In the event the consummation of the Mergers does not occur, the Company intends to use the net proceeds from the 2032 Notes for general corporate purposes.

The terms of the Notes are governed by an Indenture, dated as of August 10, 2026 (the “Base Indenture”), as supplemented by a First Supplemental Indenture with respect to the 2028 Notes, a Second Supplemental Indenture with respect to the 2032 Notes and a Third Supplemental Indenture with respect to the 2036 Notes, each dated as of August 10, 2026 (collectively, the “Supplemental Indentures” and, collectively with the Base Indenture, the “Indenture”), in each case by and between the Company and U.S. Bank Trust Company, National Association, as trustee. The Indenture contains customary covenants that, among other things, limit the ability of the Company, with certain exceptions, to incur debt secured by liens, engage in sale and leaseback transactions and enter into certain consolidations, mergers and transfers of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole.

The Company may redeem all or a portion of the Notes of any series at any time and from time to time prior to maturity, in whole or in part, for cash at the applicable redemption prices set forth in the applicable Supplemental Indenture. If the Company undergoes a change of control repurchase event, as defined in the Indenture, with respect to a series of Notes, holders may require the Company to repurchase the Notes of such series in whole or in part for cash at a price equal to 101% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but not including, the repurchase date.

In addition, if (i) the consummation of the acquisition (the “Mergers”) of Qorvo, Inc., a Delaware corporation (“Qorvo”), pursuant to the Agreement and Plan of Merger, dated as of October 27, 2025, as amended, supplemented, amended and restated, restated or otherwise modified from time to time (the “Merger Agreement”), by and among the Company, Comet Acquisition Corp., a Delaware corporation, Comet Acquisition II, LLC, a Delaware limited liability company, and Qorvo does not occur on or before 11:59 p.m. Pacific Time on November 3, 2027, (ii) the Company notifies the trustee and the holders of the 2028 Notes and the 2036 Notes that it will not pursue the consummation of the Mergers, or (iii) the Merger Agreement has been terminated without the consummation of the Mergers, the 2028 Notes and the 2036 Notes will be subject to a special mandatory redemption upon the terms and at the redemption price set forth in the Supplemental Indenture governing such series of Notes. The 2032 Notes will not be subject to any special mandatory redemption if the Mergers are not completed.

The Indenture contains customary events of default, including failure to make required payments of principal and interest, certain events of bankruptcy and insolvency and default in the performance or breach of any covenant or warranty contained in the Indenture or the Notes.

The 2028 Notes will bear interest from and including August 10, 2026 at the rate of 5.000% per annum, the 2032 Notes will bear interest from and including August 10, 2026 at the rate of 5.750% per annum and the 2036 Notes will bear interest from and including August 10, 2026 at the rate of 6.250% per annum.

The Notes are the Company’s senior unsecured obligations and are equal in right of payment with its other senior unsecured debt. The Notes are effectively subordinated to the Company’s secured debt, to the extent of the value of the assets securing that debt. The Notes are not obligations of any of the Company’s subsidiaries and, accordingly, are structurally subordinated to all obligations of the Company’s subsidiaries.

The above summaries of the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Notes do not purport to be complete discussions of those agreements or related documents and are qualified in their entirety by reference to the full text of those agreements, copies of which are filed herewith as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.7, respectively, and incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description contained under Item 1.01 above is hereby incorporated by reference in its entirety into this Item 2.03.

Item 8.01	Other Events.

On August 4, 2026, the Company entered into an Underwriting Agreement, dated August 4, 2026 (the “Underwriting Agreement”), by and among the Company and Goldman Sachs & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein, with respect to the sale of the Notes.

The above summary of the Underwriting Agreement does not purport to be a complete discussion of that agreement or related documents and is qualified in its entirety by reference to the full text of that agreement, a copy of which is filed herewith as Exhibit 1.1 and incorporated herein by reference.

Safe Harbor Statement

This report contains forward-looking statements, including statements about the intended use of proceeds of the Notes and about the Mergers, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the “safe harbor” created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “plans”, “potential”, “predicts”, “projects”, “seek”, “should”, “targets”, “will”, “would”, and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. Although forward-looking statements in this report reflect the good faith judgment of the Company’s management as of the date the statement is first made, such statements can only be based on facts and factors then known and understood by the Company. Consequently, forward-looking statements involve inherent risks and uncertainties, and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. You should consider the risks and uncertainties discussed in the Company’s Annual Report on Form 10-K for the year ended October 3, 2025, under the heading “Risk Factors” and in the other documents filed by the Company with the SEC in evaluating the Company’s forward-looking statements. The Company has no plans, and undertakes no obligation, to revise or update its forward-looking statements to reflect any event or circumstance that may arise after the date of this report. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Important Information About the Mergers and Where to Find It

In connection with the Mergers, the Company has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of Qorvo that also constitutes a prospectus for the shares of Company common stock to be offered in the Mergers (collectively, the “Mergers Registration Statement and Proxy Statement/Prospectus”). Each of the Company and Qorvo may also file other relevant documents with the SEC regarding the Mergers. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Qorvo may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGERS REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, QORVO, THE MERGERS AND RELATED MATTERS. Investors and security holders can obtain free copies of the Mergers Registration Statement and Proxy Statement/Prospectus and other documents containing important information about the Company, Qorvo and the Mergers filed with the SEC through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.skyworksinc.com/investors or upon written request to the Company at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of August 4, 2026, by and among the Company and Goldman Sachs & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein
4.1	Indenture, dated as of August 10, 2026, by and between the Company and U.S. Bank Trust Company, National Association
4.2	First Supplemental Indenture, dated as of August 10, 2026, by and between the Company and U.S. Bank Trust Company, National Association
4.3	Second Supplemental Indenture, dated as of August 10, 2026, by and between the Company and U.S. Bank Trust Company, National Association
4.4	Third Supplemental Indenture, dated as of August 10, 2026, by and between the Company and U.S. Bank Trust Company, National Association
4.5	Form of 5.000% Senior Note due 2028 (included in Exhibit 4.2)
4.6	Form of 5.750% Senior Note due 2032 (included in Exhibit 4.3)
4.7	Form of 6.250% Senior Note due 2036 (included in Exhibit 4.4)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 10, 2026

Skyworks Solutions, Inc.

By:	/s/ Philip Carter
Name: Philip Carter
Title: Senior Vice President and Chief Financial Officer